February 6, 2017

Via EDGAR

David Lin

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Bank System, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 25, 2017 File No. 333-214961

Dear Mr. Lin:

Pursuant to discussions with the Staff, Community Bank System, Inc. is today filing by electronic submission Amendment No. 2 to the above-referenced Registration Statement, including a revised Exhibit 8.1 to reflect the Staff’s comments.

We have provided under separate cover for your convenience a marked copy of such Amendment No. 2.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 504-6889.

Sincerely,

/s/ Andrew P. Alin

Andrew P. Alin

Partner